Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Form S-4 Registration Statement File No.: 333-114877

Subject Company: Millennium Chemicals Inc.

Additional Information:

On September 30, 2004, Lyondell Chemical Company (“Lyondell”) filed with the Securities and Exchange Commission (the “SEC”) an amendment to its registration statement on Form S-4 (as amended, the “Form S-4”) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium Chemicals Inc. (“Millennium”). Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004 and in the Form S-4, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004, and in the Form S-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.

Forward-Looking Statements:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell and Millennium, including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, which was filed with the SEC on August 6, 2004.

This filing contains the text of an announcement sent to all employees of Lyondell or Equistar Chemicals, LP (a joint venture owned 70.5% by Lyondell) on October 4, 2004. These materials are being filed pursuant to Rule 425 under the Securities Act of 1933.

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Date:	October 4, 2004

To:	All Lyondell and Equistar Employees

Subject:	Lyondell-Millennium Transaction Expected to Close December 1, 2004

Lyondell and Millennium have set the dates for their respective special shareholder meetings to consider our proposed transaction for Tuesday, November 30, and assuming shareholder approval, the proposed transaction is now expected to close December 1.

Last week, Lyondell filed an updated joint proxy statement/prospectus with the U.S. Securities and Exchange Commission (SEC) regarding our proposed transaction with Millennium. The SEC has declared the joint proxy “effective,” and Lyondell and Millennium are now preparing to mail the joint proxy statement to their respective shareholders.

The companies today are giving the New York Stock Exchange the required 10 days’ advance notice of the record date, which is October 14, 2004. Once the record date has passed, they will print and mail the joint proxy statement to Lyondell and Millennium shareholders and provide adequate time for shareholder consideration of the proposal.

Be sure to read more about the anticipated “new” Lyondell enterprise in the October issue of Compass which will be published later this week. And remember, if you have questions or suggestions related to the proposed transaction and integration activities, we have established a number of mechanisms to facilitate communication throughout the enterprise including a special email box for integration-related questions and a link on the ION homepage.

You may submit a question directly by email at questions@lyondell.com. Or, on the ION homepage, you will find a special “postage stamp” link that will take you to a confidential questions and comments form. We also have a telephone hotline for all employees where you can share your questions, concerns and ideas about the integration process by calling 713-309-4774 and leaving a phone message. (We cannot reply to individual employees but will address questions of general interest through regular mechanisms such as Compass and ION. If you have a question specific to your job or function, please continue to talk with your supervisor.)

On or shortly after the closing date, employees throughout the enterprise – at all Lyondell, Equistar and Millennium locations – will be invited to participate in local celebration events with the theme, “Joining Together, Growing Together.” You’ll be receiving more information about these events closer to the date.

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, which was filed with the SEC on August 6, 2004.

In addition, on September 30, 2004, Lyondell filed with the SEC an amendment to its registration statement on Form S-4 (as amended, the “Form S-4”) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium. Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004 and in the Form S-4, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004, and in the Form S-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.